Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION
August 19, 2022, 4:00 PM EDT / 22:00 CET

Mdxhealth’s New Share Capital Amount and New Number of Shares

IRVINE, CA, and HERSTAL, BELGIUM – August 19, 2022 – MDxHealth SA (NASDAQ/Euronext: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, today a announces, in accordance with Article 15 of the Belgian Act of May 2, 2007 on the disclosure of major participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions, that in the context of a capital increase completed on August 11, 2022 to settle a portion of the purchase price for the acquisition by the Company of the Oncotype DX® GPS (Genomic Prostate Score®) test from Genomic Health, Inc. (a subsidiary of Exact Sciences Corportation) announced on August 2, 2022, its share capital has increased from EUR 118,662,067.69 to EUR 123,539,165.19 and the number of issued and outstanding shares has increased from 155,969,226 to 162,880,936 ordinary shares, through the issuance of a total of 6,911,710 new shares. In addition to the outstanding shares, the total number of outstanding subscription rights on the moment of this press release amounts to 14,013,030, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to 14,013,030 new shares with voting rights in total.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California, with additional laboratory operations in Plano, Texas. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1-949-271-9223

ir@mdxhealth.com

Important information

The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, and Genomic Prostate Score are trademarks or registered trademarks of MDxHealth SA. Oncotype DX and Exact Sciences are trademarks of Exact Sciences Corporation. All other trademarks and service marks are the property of their respective owners.